7/2

02042405

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Posidon Minerals Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3026 FISCAL YEAR 1-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/5/02

POSEIDON MINERALS LTD.

NOTICE OF 2002 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2002 annual general meeting (the "Meeting") of members of **Poseidon Minerals Ltd.** (the "Company") will be held in the Board Room, 9th Floor, 555 Burrard Street, Vancouver, British Columbia, on July 23, 2002, at the hour of 10:00 a.m. for the following purposes:

(a) To receive and consider the report of the directors, the audited financial statements of the Company for the period ended January 31, 2002, and the report of the auditor thereon;

(b) To re-appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last annual general meeting;

(d) To elect directors for the ensuing year;

(e) To consider and, if thought fit, to approve

(i) all stock options granted in the past year,

(ii) the granting of directors', officers', and employees' incentive stock options,

(iii) the establishment of any stock option plan proposed in the accompanying information circular, and

(iv) the amendment of any past, present or future stock options, stock option agreements, or stock option plans,

(f) To consider and, if thought fit, to pass a special resolution that:

(i) the name of the Company be changed from **Poseidon Minerals Ltd.** to **Poseidon Resources Ltd.** or such other name as the Board of Directors may approve; and

(ii) the Memorandum and Articles of the Company be altered accordingly, wherever the name of the Company appears therein;

(g) To consider and, if thought fit, to pass a special resolution that:

(i) the 100,000,000 common shares without par value in the capital of the Company, both the issued and unissued, be consolidated into 50,000,000 common shares without par value, every 2 of such common shares without par value before consolidation being consolidated into 1 common share without par value; and

(ii) the Memorandum of the Company be altered accordingly to give effect to the foregoing resolution;

(h) To consider and, if thought fit, to pass a special resolution that:

(i) the authorized capital of the Company be increased by creating an additional 50,000,000 common shares without par value such that the authorized capital of the Company will be 100,000,000 common shares without par value; and

(ii) the Memorandum of the Company be altered accordingly to give effect to the foregoing resolution;

providing the same are in accordance with the policies of the TSX Venture Exchange (the "Exchange") and notice thereof is filed with the Exchange;

(i) To consider and, if thought fit, to pass a resolution that would approve the allotment and issuance of up to 1,445,900 shares at a price of $0.10 per share, or such other price as may be acceptable to the TSX Venture Exchange, in connection with the proposed debt settlement and the resulting creation of a control block of the Company's shares under the control of Windarra Minerals Ltd.;

(j) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Company's transfer agent, Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.: (604) 683-3694, or the Company's office, 9th Floor, 555 Burrard Street, Box 273, Two Bentall Centre, Vancouver, BC, V7X 1M8, Facsimile No.: (604) 893-7071, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 18th day of June, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Steven Brunelle"

STEVEN BRUNELLE,
President and Director

POSEIDON MINERALS LTD.

INFORMATION CIRCULAR
as at and dated June 18, 2002

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of **Poseidon Minerals Ltd.** (the "Company") for use at the 2002 annual general meeting (the "Meeting") of members of the Company to be held on July 23, 2002, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company. A member desiring to appoint some other person (who need not be a member) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of **Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.: (604) 683-3694, or the Company's office, 9th Floor, 555 Burrard Street, Box 273, Two Bentall Centre, Vancouver, BC, V7X 1M8, Facsimile No.: (604) 893-7071**, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A member who has given a proxy may revoke it by an instrument in writing delivered to the said office of **Computershare Trust Company or the Company's office** at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

Advance Notice of Annual General Meeting

Advance notice of the Meeting was published on May 22, 2002, pursuant to the requirements of section 111 of the *Company Act* of British Columbia and section 4 of the "Regulation" to the *Company Act*.

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 100,000,000 common shares without par value. As at the date of this information circular, 5,923,233 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. June 15, 2002, has been fixed in advance by the directors of the Company as the record date for the purpose of determining those members entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Corporation:

Name	Number of Voting Securities	Percentage
Windarra Minerals Ltd.[1]	1,123,483	18.97%

[1]*A company whose shares are listed and posted for trading on the TSX Venture Exchange and which has common directors and officers with the Company.*

Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the re-appointment of **Davidson & Company, Chartered Accountants** as the Company's auditor until the next annual general meeting of members at a remuneration to be fixed by the board of directors.

Election of Directors

The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

Name and Address of Nominee and Present Position with Company	Principal Occupation	Period From Which Nominee Has Been Director	Number of Approximate Voting Securities[1]
Steven Brunelle Acton, ON President and Director	Director and officer of several reporting companies	1999	Nil
John Yates Etobicoke, ON Director	Solicitor; President of Chesbar Resources Inc.	1999	266,666
June Ballant Langley, BC Director	Accountant	2002	1,000

1 voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

All of the proposed nominees are ordinarily resident in Canada.

The board of directors has not appointed an executive committee.

As the Company is a reporting company the directors of the Company are required to elect from their number an audit committee. **Steven Brunelle, John Yates, and June Ballant** are the three directors elected by the board of directors of the Company to the audit committee.

Statement of Executive Compensation

Compensation to Executive Officers

Steven Brunelle is the only Named Executive Officer of the Company as defined in Form 41 prescribed by the "Regulations" under the *Securities Act* of the Province of British Columbia.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company. For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Directors' and Key Employees' Stock Options" below.

The following table sets forth particulars concerning the compensation of Named Executive Officers for the Company's previous three financial years:

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)[1]**	**Securities Under Options/SARs Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP Payouts ($)**	**All Other Compensation ($)**
Steven Brunelle, President	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

1 the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus.

Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended January 31, 2002.

Options & SARs Granted to Named Executive Officers

No individual grants of options to purchase or acquire securities of the Company or its subsidiaries, if any, or stock appreciation rights ("SARs") as defined in Form 41 prescribed in the "Regulations" under the *Securities Act* of British Columbia were made to Named Executive Officers of the Company during the year ended January 31, 2002.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Company or its subsidiaries and the Named Executive Officers except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended January 31, 2002.

Management Contracts

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the financial year ended January 31, 2002.

Interest of Insiders In Material Transactions

Windarra Minerals Ltd., a company with related directors and officers, charged the Company rent, disbursement fees and accounting fees of $23,389.84 for the fiscal year ended January 31, 2002.

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options. Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Particulars of Other Matters to be Acted Upon

Directors' and Key Employees' Stock Options

The current Exchange policies applicable to Tier 2 companies provide that no more than 10% of the issued share capital of the company can be made subject to director's and employee's stock options at any one time unless the company has adopted a stock option plan and no more than 5% of the issued share capital of the company may be reserved for issuance to any one individual at the time of the grant of the stock options. Under certain circumstances options may be granted to consultants and investor relations personnel. The price at which the options may be granted is based on the trading price of the Company's shares less any permitted discount.

If options are to be established under a stock option plan, the number of shares reserved for issuance under the plan must be fixed as to a number and the Exchange will generally not accept a reservation of more than 20% of the Company's issued capital for the grant of options under the plan.

Shareholder Approval

Under the policies of the TSX Venture Exchange, Shareholder Approval must be obtained to any stock option plan or grant that, together with previously established stock options plans or grants, could result at any time in the number of shares reserved for issuance under stock options exceeding 10% of the issued shares of the Company.

Similarly, under the Exchange policies, Disinterested Shareholder Approval (as defined below) for the grant of stock options must be obtained where:

a. Insiders who are not directors or senior officers of the Company are receiving stock options as consultants of the company, or
b. a stock option plan, together with all of the company's other previously established or proposed stock option grants could result at any time in:

    i. the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the outstanding issue,
    ii. the issuance to Insiders, within a one year period of a number of shares exceeding 10% of the outstanding issue, or

iii. the issuance to any one Insider and such Insider's associates, within a one year period of a number of shares exceeding 5% of the outstanding issue.

As a consequence, approval from both the members as a whole and Disinterested Shareholders is being sought by management to an empowering resolution approving all stock options granted in the past year, all stock option agreements and stock options amended in the past year, and for the grant of any new stock options; the establishment of any stock option plan proposed herein, and the amendment of any stock option plans, stock option agreements or stock options which may be issued or granted by the Company in the ensuing year providing the same are in accordance with the policies of the TSX Venture Exchange (the "Exchange"). By passing the empowering resolution, members and Disinterested Shareholders will be providing the approvals referred to above in respect of all stock options granted in the past year, the amendment of any stock option agreements and stock options amended in the past year, and the granting of any stock options, the establishment of any stock option plans, and the amendment of any stock option plans, stock option agreements or stock options by the Company in the ensuing year, including all matters concerning stock options of the Company described herein. As a consequence of obtaining the approvals of members and Disinterested Shareholders as sought, the Company will not be required to seek further approval of shareholders to any matter concerning stock options in the ensuing year. Shareholder approval is requested at this time in order to save the Company the expense of convening an extraordinary meeting of members specifically for the purpose of approving a specific grant of Insiders' stock options or any amendment to any existing stock option plans, stock option agreements or stock options made after the date of the Meeting. Management has no present intention of issuing any additional insiders' stock options or amending any Stock Option Plan or any stock option agreements at this time other than as referred to in this Circular or publicly announced prior to the Meeting.

Disinterested Shareholder Approval is defined as the approval of a majority of the votes cast at the shareholders meeting other than votes attaching to securities beneficially owned by:

a. Insiders to whom shares may be issued pursuant to the stock option plan, and
b. Associates of such Insiders.

On the motion concerning stock options, the Company will determine the Disinterested Shareholders at the Meeting and record separately in the minutes of the Meeting the determination of:

a. all members, including Disinterested Shareholders, an
b. Disinterested Shareholders.

The Exchange policies governing the grant of Incentive Stock Options are available for review during regular business hours at the office of the Company's solicitor, Anfield Sujir Kennedy & Durno, Barristers & Solicitors, 1600 - 609 Granville Street, Vancouver, BC, V7Y 1C3.

The following is a summary of stock option matters for which the Company is seeking shareholder approval:

<u>Stock Options for the Ensuing Year</u>

The Company intends to reserve 10% of the issued treasury shares of the Company for issuance to directors and key employees pursuant to stock option agreements entered into with them or to be entered into with them subject to Exchange approval and subject to disinterested member approval being obtained with respect to options granted to Insiders of the Company. Options granted will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

Each option will terminate at the close of business on the date which is the earlier of (a) 30 calendar days after which the optionee ceases to be a director, officer or employee or (b) such date as the board may determine at the time of grant.

Approval of members is sought for the ratification of all stock options granted in the past year; the establishment of directors', and employees' incentive stock option plans; the granting of directors', officers' and employees' incentive stock options; the power to amend any past, present or future stock option plans or stock options now in effect or which may be granted pursuant to the resolution being placed before the members, always in accordance with the policies of and subject to the approval of the Exchange.

Stock Option Plan

The Company is not establishing a stock option plan this year.

Stock Options Granted and Exercised in the Past Year

No incentive stock options were granted during the financial year ended January 31, 2002. Additionally, no shares were issued pursuant to the exercise of incentive stock options during the financial year ended January 31, 2002.

Consolidation of Share Capital and Increase in Authorized Share Capital

It is the opinion of Management that further equity financing will be required in order for the Company to meet its working capital requirements. Management believes that a consolidation of the Company's share capital on a two (2) old common shares for one (1) new common share is required in order to attract new equity investment in the Company whether it be through private or public markets. In addition, in anticipation of the Company's future requirements for equity financing, it is intended that the authorized share capital be increased to 100,000,000 common shares without par value, following the consolidation.

Under the British Columbia *Company Act*, the approval of the Members must be by special resolution which must be passed by a majority of not less than three-quarters of the votes cast at the Meeting. Accordingly, management will ask Members to approve the following special resolutions:

RESOLVED as a Special Resolution that:

(a) the 100,000,000 common shares without par value in the capital of the Company, both the issued and unissued, be consolidated into 50,000,000 common shares without par value, every 2 of such common shares without par value before consolidation being consolidated into 1 common share without par value; and

(b) the Memorandum of the Company be altered accordingly to give effect to the foregoing resolution.

RESOLVED as a Special Resolution that:

(a) the authorized capital of the Company be increased by creating an additional 50,000,000 common shares without par value such that the authorized capital of the Company will be 100,000,000 common shares without par value; and

(b) the Memorandum of the Company be altered accordingly to give effect to the foregoing resolution.

Change in Corporate Name

Member approval is also requested to a Special Resolution which would approve a change in the name of the Company from **Poseidon Minerals Ltd.** to **Poseidon Resources Ltd.** or such other name as the Board of Directors may approve, in order to avoid public confusion as a result of the per-consolidated shares and post-consolidation shares of the Company being issued. Members will therefore be asked to approve the following Special Resolution:

RESOLVED as a Special Resolution that:

(a) the name of the Company be changed from **Poseidon Minerals Ltd.** to **Poseidon Resources Ltd.**; and

(b) the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein.

The above-noted special business is subject to documentation in support being accepted for filing by the TSX Venture Exchange and the Registrar of Companies for the Province of British Columbia subsequent to receipt of member approval.

Issuance of Debt Settlement Shares and a Resulting Change of Control

The Company has negotiated, and certain creditors have agreed, to settle debts aggregating up to $144,590 by issuing up to 1,445,900 shares at a price of $0.10 per share.

One of the largest creditors of the Company is Windarra Minerals Ltd. ("Windarra") which currently holds 1,123,483 shares of the Company representing 18.97% of the issued and outstanding shares of the Company. Windarra has agreed to convert its debt of $66,500 into 665,000 shares of the Company. The issuance of shares for debt together with Windarra's existing shareholdings would resulting in Windarra becoming a "control person" of the Company as defined in Section 1(1) of the *British Columbia Securities Act* as it will own at least 20% of the issued and outstanding shares of the Company.

Accordingly, member approval is being sought to a resolution which would authorize the Company to allot and issue up to 1,445,900 shares at a price of $0.10 per share, or such other price as may be acceptable to the TSX Venture Exchange, in connection with the proposed debt settlement and the resulting creation of a control block of the Company's shares under the control of Windarra Minerals Ltd.;

The debt settlement is subject to documentation in support being accepted for filing by the TSX Venture Exchange subsequent to receipt of member approval.

~~~

Management knows of no other matters to come before the Meeting of members other than referred to in the notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

"Steven Brunelle"

Steven Brunelle,
President and Director
~~~

POSEIDON MINERALS LTD. (the "Company")

PROXY

Type of Meeting:	**Annual General Meeting**	Meeting Time:	**10:00 a.m., Pacific Time**
Meeting Date:	**July 23, 2002**	Meeting Location:	**Boardroom, 9th Floor, 555 Burrard Street, Vancouver, BC, V7X 1M8**

This proxy is solicited by the management of the Company.

The undersigned registered shareholder of the Company hereby appoints **June Ballant**, a Director of the Company, or failing her, **Marion McGrath**, Corporate Secretary of the Company, or in the place of the foregoing, ______________________________, *(Please Print Name)* as proxyholder for and on behalf of the undersigned, with the power of substitution, to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual general meeting of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the meeting or any adjournment thereof.

Resolutions (for full details of each item please see the notice of meeting and information circular which accompanied this proxy form).

		For	Against	Abstain
1.	Approving acts of Directors:	______	______	______
2.	Approving Incentive Stock Options:	______	______	______
3.	Approving the Special Resolution to consolidate the common shares of the Company on a 2 to 1 basis.	______	______	______
4.	Approving the Special Resolution to increase the authorized capital of the Company to 100,000,000 common shares without par value.	______	______	______
5.	Approving the Special Resolution to change the name of the Company to **Poseidon Resources Ltd.**	______	______	______
6.	Approving the issuance of shares in connection with the proposed debt settlement and the resulting creation of a control block:	______	______	______

		For	Withhold
7.	Appointing **Davidson & Company** as auditor at a remuneration to be fixed by the Directors	______	______
8.	Electing **Steven Brunelle** as director:	______	______
9.	Electing **John Yates** as director:	______	______
10.	Electing **June Ballant** as director:	______	______

The undersigned hereby revokes any proxy previously given to attend and vote at the meeting

____

(Signature) *(Date)*

____

Please Print Name

Number of securities held if not otherwise specified.____________________

This proxy form is not valid unless it is signed and dated. If someone other than the registered shareholder of the Company signs this proxy on the shareholder's behalf, authorizing documentation acceptable to the Chairman of the meeting must be deposited with this proxy form. See reverse.

Subject to the discretion of the chairman of the meeting, to be effective, this proxy form must be received at the office of **Computershare Trust Company of Canada, or the Company,** by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the meeting. The following are the mailing address and facsimile number of **Computershare Trust Company of Canada, Fourth Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.: (604) 683-3694 and the Company, 9th Floor, 555 Burrard Street, Box 273, Two Bentall Centre, Vancouver, BC, V7X 1M8, Facsimile No.: (604) 893-7071.**

Notes:

1. If you cannot attend the meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointing the management nominees as shown, sign and date and return the proxy form. **You have the right to appoint another person, who need not be a shareholder of the Company, to attend and act for you and on *your behalf at the meeting.*** *If you wish to appoint another person*, you may do so by crossing off the names of the management nominees and inserting your appointed proxyholder's name in the space provided. Your appointed proxyholder will then have to attend the meeting if your vote is to be counted. You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

2. The securities represented by this proxy form will be voted or withheld from voting in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **Where no choice on a resolution is specified by you, this proxy form confers discretionary authority on your appointed proxyholder. In such case, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote.** With respect to any amendments or variations in any of the resolutions shown on the proxy form, or other matters which may properly come before the meeting, the securities will be voted by the nominee appointed as the nominee in his or her sole discretion sees fit.

3. If you have returned a proxy form and later decide to vote in person, you may do so by attending the meeting. Please register your attendance with the Company's scrutineers at the meeting and inform them that you have previously returned a proxy form.

4. If the proxy form is signed on your behalf by your attorney or, if the shareholder is a corporation, by an officer or attorney for the corporation and is not under the corporation's common seal, the power of attorney or a director's resolution, as the case may be, or a notarial copy thereof, must accompany the proxy form.

5. A Proxy, to be effective, must be deposited at the office of the Company or the Trust Company, as noted above, not less than forty-eight (48) hours (excluding *Saturdays, Sundays* and holidays) before the time fixed for the Meeting.

POSEIDON MINERALS LTD.

TO: Registered Members

AND TO: Non-Registered Security Holders

National Policy Statement No. 41 provides Registered Members and Non-Registered Security Holders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive interim financial statements or, in the Company's discretion, the Company's quarterly reports with financial statements appended thereto. If you wish to receive such information, please complete and return this form to:

Poseidon Minerals Ltd.
9th Floor, 555 Burrard Street
PO Box 273, Two Bentall Centre
Vancouver, BC
V7X 1M8

NAME: ______________________________
(Please Print)

ADDRESS: ______________________________

____

POSTAL CODE: ______________________________

I hereby certify that I am either a Registered Member or a Non-Registered Security Holder of the Company.

Dated this _______ day of _______________, 2002.

____
(Signature)

POSEIDON MINERALS LTD.

2002 Annual Report

Windarra
Resource
Group

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED			DATE OF REPORT Y	M	D
POSEIDON MINERALS LTD.		02	01	31	02	06	13

ISSUER ADDRESS				
#900 – 555 BURRARD STREET, BOX 273 TWO BENTALL CENTRE				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V7X 1M8	604-893-7071	604-688-1508
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
MARION MCGRATH		CORPORATE SECRETARY		604-688-1508
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
info@windarra.com				

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Steve Brunelle"	STEVE BRUNELLE	02	06	13
"John Yates"	JOHN YATES	02	06	13

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended January 31, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. a) Deferred exploration costs: Nil

   b) General and administrative expenses: See attached audited financial statements for the year ended January 31, 2002.

2. **Related party transactions:** See Note 6 in the attached audited financial statements for the year ended January 31, 2002.

3. **For the current fiscal year:**

   a) Summary of securities issued: Nil

   b) Summary of options granted: There were no options granted during the period.

4. **As at the end of the reporting period:**

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Shares issued , allotted and outstanding:

	Number of Shares	Amount
Balance, January 31, 2002	5,923,233	$ 8,215,364

   c) Options, warrants and convertible securities outstanding: See Note 4 in the attached audited financial statements for the year ended January 31, 2002.

   d) Number of escrow shares: Nil

5. **List of directors and officers:**

President and Director	Steven Brunelle
Director	John Yates
Director	June Ballant
Secretary	Marion McGrath

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Financial Discussion

During the year ended January 31, 2002, the Company recorded a $53,849 loss.

The Company is pursuing financing opportunities in connection with the reverse take-over in order to accommodate ongoing working capital needs.

Investor Relations

No investor relations were undertaken during the period. Management is currently responsible for all investor relation activities.

Legal Proceedings

There are no legal proceedings with the Company.

Reactivation

The Company entered into a Letter of Intent ("LOI") on June 3, 2001, with Precision Casting Corporation (formerly Pumpcastings Inc.). Precision Casting Corporation is a private Chinese company that provides specialized equipment to the oil and gas drilling industry. They are an established business expanding into the North American market. The LOI contemplates an amalgamation of the two companies. This transaction would constitute a Reverse Takeover pursuant to the policies of the TSX Venture Exchange. Correspondingly, the shares of the Company were halted from trading and remain halted. This transaction is subject to shareholder and regulatory approval.

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Poseidon Minerals Ltd.

We have audited the balance sheets of Poseidon Minerals Ltd. as at January 31, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada — Chartered Accountants

May 23, 2002

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

POSEIDON MINERALS LTD.
BALANCE SHEET
AS AT JANUARY 31

		2002		2001
ASSETS				
Current				
Cash	$	804	$	2,044
Receivable		623		400
		1,427		2,444
Environmental bond (Note 3)		2,000		2,000
	$	3,427	$	4,444
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)				
Current				
Accounts payable and accrued liabilities	$	125,552	$	72,720
Shareholders' equity (deficiency)				
Capital stock (Note 4)		8,215,364		8,215,364
Deficit		(8,337,489)		(8,283,640)
		(122,125)		(68,276)
	$	3,427	$	4,444

Nature and continuance of operations (Note 1)

On behalf of the Board:

"STEVE BRUNELLE" Director "JOHN YATES" Director

The accompanying notes are an integral part of these financial statements.

POSEIDON MINERALS LTD.
STATEMENT OF OPERATIONS AND DEFICIT
YEAR ENDED JANUARY 31

	2002	2001
GENERAL AND ADMINISTRATIVE EXPENSES		
Administration fees	$ 15,000	$ 7,682
Investor relations	1,407	1,257
Office rent, telephone and reception	13,298	9,991
Printing	1,094	1,339
Professional fees	17,339	16,409
Regulatory fees	1,522	3,371
Transfer agent fees	4,189	4,756
Loss for the year	(53,849)	(44,805)
Deficit, beginning of year	(8,283,640)	(8,238,835)
Deficit, end of year	$ (8,337,489)	$ (8,283,640)
Basic and diluted loss per share	$ (0.01)	$ (0.01)
Weighted average number of shares	5,923,233	6,011,727

The accompanying notes are an integral part of these financial statements.

POSEIDON MINERALS LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED JANUARY 31

		2002		2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the year	$	(53,849)	$	(44,805)
Changes in non-cash working capital items				
(Increase) decrease in receivables		(223)		1,306
Increase in accounts payable and accrued liabilities		52,832		117
Net cash used in operating activities		(1,240)		(43,382)
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital stock issued		-		15,000
Net cash provided by financing activities		-		15,000
Decrease in cash position during the year		(1,240)		(28,382)
Cash position, beginning of year		2,044		30,426
Cash position, end of year	$	804	$	2,044
Cash paid during the year for:				
Income taxes	$	-	$	-
Interest expense		-		-

Supplemental disclosures with respect to cash flows (Note 5)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and is currently investigating mineral properties to acquire and develop.

The Company entered into a letter of intent on June 3, 2001 with Precision Casting Corporation (formerly Pumpcastings Inc.) pursuant to which the companies will amalgamate, subject to certain terms and conditions. This transaction would constitute as a reverse takeover pursuant to the policies of the TSX Venture Exchange ("TSX"). This transaction is subject to shareholder and regulatory approval.

The Company's financial statements are prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying financial statements, the Company has sustained substantial losses from operations since inception and has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan in this regard to obtain additional working capital through equity financing. The Company is considered to be in the development stage.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

	2002	2001
Deficit	$ (8,337,489)	$ (8,283,640)
Working capital (deficiency)	(124,125)	(70,276)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisitions of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Income taxes

Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based compensation plan

The Company grants stock options to executive officers and directors, employees and consultants pursuant to a stock option plan described in Note 4. No compensation expense is recognized for this plan when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Loss per share

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. ENVIRONMENTAL BOND

The Company has posted a $2,000 pollution control bond which is being held in trust by the Ministry of Mines of British Columbia. The bond relates to the Atlin properties which were previously abandoned by the Company.

4. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Issued		
As at January 31, 2000	6,185,019	8,168,114
Warrants exercised	85,714	15,000
Escrow cancellation	(562,500)	-
Private placement	215,000	32,250
As at January 31, 2001 and 2002	5,923,233	$ 8,215,364

During fiscal 2001, the Company completed a private placement for 215,000 units at a price of $0.15 per unit for gross proceeds of $32,250. Each unit consists of one common share and one non-transferable share purchase warrant enabling the holder to acquire one additional common share at $0.15 for the first year and $0.17 for the second year. The proceeds for the private placement were received during the year ended January 31, 2000.

4. CAPITAL STOCK (cont'd...)

Stock options and warrants

The Company follows the policies of the TSX to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the policies, the exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, January 31, 2000	370,000	$ 0.34
Granted	-	-
Cancelled/expired	(280,000)	0.30
Exercised	-	-
Balance, January 31, 2001	90,000	0.45
Granted	-	-
Cancelled/expired	(90,000)	0.45
Exercised	-	-
Balance, January 31, 2002	-	$ -
Number of options currently outstanding	-	$ -

The following share purchase warrants were outstanding at January 31, 2002:

Number Of Shares	Exercise Price	Expiry Date
215,000	$ 0.17	May 1, 2002 (subsecuently expired)

5. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no non-cash transactions during the year ended January 31, 2002.

During the year ended January 31, 2001, the Company issued 215,000 common shares for $32,250 for subscriptions received in fiscal 2000.

6. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued $6,000 (2001 - $7,682) for administration fees to a company with directors in common.

b) Paid or accrued $6,000 (2001 - $6,000) for rent to a company with directors in common.

c) Paid or accrued $7,200 (2001 - $7,200) in professional fees for accounting services to a company with directors in common.

Included in accounts payable at January 31, 2002 is $59,601 (2001 - $31,208) due to directors, companies controlled by directors and companies with directors in common.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7. INCOME TAXES

The Company has available for deduction against future taxable income, non-capital losses of approximately $542,000. If not utilized, these losses expire through 2009.

Subject to certain restrictions, the Company has further resource development and exploration expenditures available to reduce prescribed taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements.

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		2002		2001
Loss for the year	$	(53,849)	$	(44,805)
Income tax recovery at statutory rate of 39.6% (2001 – 44.6%)	$	(21,324)	$	(19,983)
Unrecognized benefit of non-capital losses		21,324		19,983
Total income taxes	$	-	$	-

7. INCOME TAXES (cont'd...)

The significant components of the Company's future income tax assets are as follows:

	2002	2001
Future income tax:		
Mineral properties	$ 2,229,304	$ 2,703,000
Losses available for future periods	203,792	273,600
	2,433,096	2,976,600
Valuation allowance	(2,433,096)	(2,976,600)
	$ -	$ -

8. SEGMENTED INFORMATION

The Company primarily operates in Canada in the resource sector.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

POSEIDON MINERALS LTD.

CORPORATE DATA

JUNE 2002

HEAD OFFICE

9th Floor, 555 Burrard Street
Box 273, Two Bentall Centre
Vancouver, BC V7X 1M8
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: info@windarra.com

REGISTERED OFFICE & SOLICITOR

Anfield Sujir Kennedy & Durno
1600 – 609 Granville Street
Vancouver, BC
V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

Steven Brunelle, President and Director
John Yates, Director
June Ballant, Director
Marion McGrath, Secretary

INVESTOR CONTACTS

Peter Dunfield
Tel: (604) 688-1508
Fax: (604) 893-7071

CAPITALIZATION

Authorized:	100,000,000
Issued:	5,923,233
Escrow:	Nil
Options:	Nil
Warrants:	Nil

LISTINGS

TSX Venture Exchange
Trading Symbol: PMN
Cusip No.: 73731B 10 8